Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Terje Andersen, CFO, Tel.: +47 22 54 44 19

Date: 14 July 2004

ORK – Trade subject to notification own shares

Orkla ASA has on 13 July 2004 bought 180,000 Orkla shares at a price of NOK 171.59 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 7,699,125.

The resolution adopted by the Annual General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 6,091,974 of its own shares.

dlw 7/26

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Terje Andersen, CFO, Tel.: +47 22 54 44 19

Date: 15 July 2004

ORK – Trade subject to notification own shares

Orkla ASA has on 14 July 2004 bought 410,000 Orkla shares at a price of NOK 175.05 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 8,109,125.

The resolution adopted by the Annual General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 6,501,974 of its own shares.